As filed with the Securities and Exchange Commission on October 21, 2016.    Registration No. 333-177159

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

PRUKSA REAL ESTATE PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Thailand

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 7 and 12
(iii) The collection and distribution of dividends	Articles number 8 and 13
(iv) The transmission of notices, reports and proxy soliciting material	Article number 7
(v) The sale or exercise of rights	Articles number 4 and 8
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 8 and 11
(vii) Amendment, extension or termination of the deposit agreement	Article number 13
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 1m 3m 11, 15 and 16
(x) Limitation upon the liability of the depositary	Articles number 4, 5, 10 and 12

Item - 2. Available Information

Public reports furnished by issuer	Article number 7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement – Filed previously.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 21, 2016.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Pruksa Real Estate PLC.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne DiGiovanni Hawke

Name: Joanne DiGiovanni Hawke

Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification Under Rule 466.